Exhibit (j)
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We have issued our report dated February 26, 2010 with respect to the financial statements and financial highlights of OOK, Inc. for the period from October 28, 2009 (commencement of investment operations) through December 31, 2009 which is contained in the 2009 Annual Report to Shareholders of OOK, Inc. incorporated by reference into this Registration Statement. We consent to the incorporation by reference of the aforementioned report in this Registration Statement and to the use of our name as it appears under the captions “Financial Highlights” and “Independent Registered Public Accounting Firm”.
/s/ GRANT THORNTON LLP
Oklahoma City, Oklahoma
April 30, 2010